July 8, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Anne Nguyen Parker, Assistant Director

Re:	NewsBeat Social, Inc.

Offering Statement on Form 1-A

File No. 024-10529

Dear Ms. Parker:

Pursuant to Rule 252(e) under the Securities Act of 1933, as amended, the undersigned, W.R. Hambrecht + Co., LLC, as the underwriter of the offering pursuant to the above-referenced Offering Statement on Form 1-A, as amended (the “Offering Statement”), hereby joins in the request of NewsBeat Social, Inc., that the Securities and Exchange Commission issue a qualification order for the Offering Statement so that it may be qualified by 4:00 P.M. Eastern Time on July 11, 2016, or as soon thereafter as is practicable.

Very truly yours,

W.R. Hambrecht + Co., LLC

By:	/s/ Whitney White
Whitney White
Authorized Officer